Western Copper and Gold Corporation

Consolidated Financial Statements

For the years ended December 31, 2025 and 2024

(Expressed in Canadian dollars)

Responsibility for Financial Reporting

The accompanying consolidated financial statements of Western Copper and Gold Corporation (the "Company") have been prepared by management and are in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Management has developed and maintains a system of internal control to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable.  Further information on the Company's internal control over financial reporting and its disclosure controls is available in management's report on internal control, which follows.

The Board of Directors approves the consolidated financial statements and ensures that management discharges its financial reporting responsibilities. The Board's review is accomplished primarily through the Audit Committee, which is composed of non-executive directors. The Audit Committee meets periodically with management and the auditors to review financial reporting and control matters.

The Company's independent auditors, PricewaterhouseCoopers LLP, have audited the Company's consolidated financial statements and the effectiveness of internal controls over financing reporting on behalf of the shareholders and their report follows.

/s/ Sandeep Singh	/s/ Michael Psihogios
Sandeep Singh President & Chief Executive Officer	Michael Psihogios Chief Financial Officer

March 25, 2026

Vancouver, Canada

Management's Report on Internal Control over Financial Reporting

Management of Western Copper and Gold Corporation (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting.  The Securities and Exchange Act of 1934, in Rule 13a-15(f) and 15d-15(f) thereunder, defines this as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that:

  Pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions of the Company;
  Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the Company are made only in accordance with authorizations of management and directors of Company; and
  Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that may have a material effect on the Company's consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements on a timely basis.  Also, projections of any evaluation of effectiveness of internal control over financial reporting to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2025, based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its Internal Control - Integrated Framework (2013).  Management also assessed the effectiveness of its disclosure controls and procedures.

Based on these assessments, management concludes that the Company's internal control over financial reporting and its disclosure controls and procedures were effective as of December 31, 2025. The effectiveness of the Company's internal control over financial reporting as at December 31, 2025 has been audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, as stated in their report, which appears herein.

/s/ Sandeep Singh	/s/ Michael Psihogios
Sandeep Singh President & Chief Executive Officer	Michael Psihogios Chief Financial Officer

March 25, 2026

Vancouver, Canada

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Western Copper and Gold Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Western Copper and Gold Corporation and its subsidiaries (the Company) as of December 31, 2025 and 2024, and the related consolidated statements of loss and comprehensive loss, of changes in shareholders' equity and of cash flows for the years then ended, including the related notes (collectively referred to as the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

PricewaterhouseCoopers LLP

PwC Place, 250 Howe Street, Suite 1400, Vancouver, British Columbia, Canada V6C 3S7
T.: +1 604 806 7000, F.: +1 604 806 7806, Fax to mail: ca_vancouver_main_fax@pwc.com
"PwC" refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Assessment of impairment indicators of the exploration and evaluation asset

As described in Notes 2 and 3 to the consolidated financial statements, the Company's exploration and evaluation asset is reviewed for indication of impairment at each balance sheet date. The carrying amounts of the Company's exploration and evaluation asset was $144.3 million as of December 31, 2025.

Management is required to make significant judgment in assessing whether there are any indicators of impairment relating to its exploration and evaluation asset. If any such indicator exists, then an impairment test is performed by management. Indicators of impairment that could indicate that an impairment test is required include: (i) the period for which the entity has the right to explore in the specific area has expired during the year or will expire; (ii) substantive expenditures on further exploration for the evaluation of mineral resources in the specific area are neither budgeted nor planned; (iii) sufficient data exists to support that extracting the resources will not be technically feasible or commercially viable; and (iv) development or sale of a specific area is unlikely to recover existing exploration and evaluation asset costs.

The principal considerations for our determination that performing procedures relating to the assessment of impairment indicators of the exploration and evaluation asset is a critical audit matter are that there was (i) significant judgment by management when assessing whether there were indicators of impairment related to the Company's exploration and evaluation asset and (ii) a high degree of auditor judgment and subjectivity performing procedures to evaluate audit evidence relating to the significant judgment made by management in their assessment of any facts and circumstances that could give rise to the requirement to conduct an impairment test.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment of impairment indicators of the exploration and evaluation asset. These procedures also included, among others, evaluating whether (i) the period for which the entity has the right to explore in the specific area has expired during the year or will expire, by inspecting, for all mining claims, government registries; (ii) substantive expenditures on further exploration for the evaluation of mineral resources in the specific area are neither budgeted nor planned, by obtaining and reviewing board minutes and approved budgets; (iii) sufficient data exists to support that extracting the resources will not be technically feasible or commercially viable and development or sale of a specific area is unlikely to recover existing exploration and evaluation asset costs, by considering technical reports and third party industry data , or if other acts and circumstances suggest that the carrying amount exceeds the recoverable amount, based on evidence obtained in other areas of the audit.

/s/PricewaterhouseCoopers LLP

Chartered Professional Accountants

Vancouver, Canada

March 25, 2026

We have served as the Company's auditor since 2006.

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED BALANCE SHEETS

		December 31, 2025	December 31, 2024
	Note	$	$
ASSETS

Cash and cash equivalents	5	22,259,937	14,202,317
Short-term investments	6	28,273,349	53,770,674
Marketable securities	7	9,660	1,079,200
Other assets		772,186	954,853
CURRENT ASSETS		51,315,132	70,007,044

Property, plant and equipment		46,291	37,868
Right-of-use assets		236,112	57,654
Exploration and evaluation asset	8	144,292,235	122,690,820

ASSETS		195,889,770	192,793,386

LIABILITIES

Accounts payable and accrued liabilities		2,434,598	3,122,495
Current portion of lease obligation		172,110	33,408
CURRENT LIABILITIES		2,606,708	3,155,903

Lease obligations		64,875	27,231

LIABILITIES		2,671,583	3,183,134

SHAREHOLDERS' EQUITY

Share capital	9	279,558,766	272,544,984
Contributed surplus		38,630,750	38,916,835
Deficit		(124,971,329)	(121,851,567)

SHAREHOLDERS' EQUITY		193,218,187	189,610,252

LIABILITIES AND SHAREHOLDERS' EQUITY		195,889,770	192,793,386

Commitments	17
Subsequent event	20

Approved by the Board of Directors

/s/ Robert Chausse	Director	/s/ Klaus Zeitler	Director

The accompanying notes are an integral part of these consolidated financial statements

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

For the year ended December 31,		2025	2024
	Note	$	$

Depreciation		97,561	157,059
Filing and regulatory fees		320,211	346,346
Office and administration		837,280	647,490
Professional fees		681,191	883,212
Share-based payments	11a	2,274,984	2,453,140
Shareholder communication and travel		717,129	731,939
Wages and benefits		2,542,418	4,423,604

CORPORATE EXPENSES		7,470,774	9,642,790

Foreign exchange loss		1,354	3,868
Interest income		(1,968,352)	(2,676,508)
Gain on marketable securities	7	(2,384,014)	(48,320)

LOSS AND COMPREHENSIVE LOSS		3,119,762	6,921,830

Basic and diluted loss per share		0.02	0.04

Weighted average number of common shares outstanding		200,690,696	187,910,004

The accompanying notes are an integral part of these consolidated financial statements

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31,		2025	2024
		$	$
Cash flows provided by (used in)	Note

OPERATING ACTIVITIES
Loss and comprehensive loss		(3,119,762)	(6,921,830)

ITEMS NOT AFFECTING CASH
Depreciation		97,561	157,659
Finance costs		13,806	8,298
Gain on marketable securities		(2,384,014)	(48,320)
Share-based payments		2,274,984	2,453,140
		(3,117,425)	(4,351,053)

Change in non-cash working capital items	15	(172,702)	(378,305)
Settlement of deferred share units	11c	(77,348)	-

OPERATING ACTIVITIES		(3,367,475)	(4,729,358)

FINANCING ACTIVITIES

Financings		-	54,282,153
Share issuance costs		-	(3,273,803)
Exercise of stock options	11a	2,675,036	3,465,000
Exercise of warrants	10	1,275,000	-
Lease payments		(109,696)	(188,174)

FINANCING ACTIVITIES		3,840,340	54,285,176

INVESTING ACTIVITIES
Redemption (purchase) of short-term investments		24,687,878	(47,500,000)
Exploration and evaluation asset expenditures		(20,506,602)	(13,824,762)
Proceeds from sale of marketable securities		3,453,554	-
Purchase of property, plant and equipment		(50,075)	-

INVESTING ACTIVITIES		7,584,755	(61,324,762)

CHANGE IN CASH AND CASH EQUIVALENTS		8,057,620	(11,768,944)

Cash and cash equivalents - Beginning		14,202,317	25,971,261

CASH AND CASH EQUIVALENTS - ENDING		22,259,937	14,202,317

The accompanying notes are an integral part of these consolidated financial statements

Western Copper and Gold Corporation
Consolidated Financial Statements
(Expressed in Canadian dollars)

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Number of Shares	Share Capital	Contributed Surplus	Deficit	Shareholders' Equity
		$	$	$	$
DECEMBER 31, 2023	166,091,245	216,289,331	38,084,656	(114,929,737)	139,444,250

Private placement	5,071,640	8,282,154	-	-	8,282,154
Private placement issuance costs	-	(210,163)	-	-	(210,163)
Equity Offering	24,210,526	45,999,999	-	-	45,999,999
Equity offering costs	-	(3,063,640)			(3,063,640)
Exercise of stock options	2,750,000	4,685,480	(1,220,480)	-	3,465,000
Exercise of restricted share units	267,907	561,823	(561,823)	-	-
Share-based payments	-	-	2,614,482	-	2,614,482
Loss and comprehensive loss	-	-	-	(6,921,830)	(6,921,830)

DECEMBER 31, 2024	198,391,318	272,544,984	38,916,835	(121,851,567)	189,610,252

Exercise of restricted share units	506,241	973,229	(973,229)	-	-
Exercise of warrants	1,500,000	1,626,000	(351,000)	-	1,275,000
Exercise of stock options	1,768,333	4,049,923	(1,092,887)	-	2,957,036
Exercise of deferred share units	171,700	364,630	(739,725)	-	(375,095)
Share-based payments	-	-	2,870,756	-	2,870,756
Loss and comprehensive loss	-	-	-	(3,119,762)	(3,119,762)

DECEMBER 31, 2025	202,337,592	279,558,766	38,630,750	(124,971,329)	193,218,187

The accompanying notes are an integral part of these consolidated financial statements

Western Copper and Gold Corporation Notes to the Consolidated Financial Statements For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

1. NATURE OF OPERATIONS

Western Copper and Gold Corporation (together with its subsidiaries, "Western" or the "Company") is directly engaged in exploration, permitting and development of the Casino mineral property located in Yukon, Canada (the "Casino Project"). The Company is incorporated in British Columbia, Canada. Its head office is located at 907-1030 West Georgia Street, Vancouver, British Columbia.

While Western has been successful in raising sufficient capital to fund its operations, if the Company successfully progresses through permitting to the development and construction stage for the Casino Project, the Company will need to raise additional funds to complete the development and construction of the Casino Project. There can be no assurance that it will be able to raise such project financing in the future.

2. BASIS OF PRESENTATION

a. Statement of compliance

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS accounting standards").

These financial statements were approved for issue by the Company's board of directors on March 25, 2026.

b. Accounting estimates and judgments

The preparation of financial statements in conformity with IFRS accounting standards requires management to exercise judgement in the process of applying its accounting policies and to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and contingent liabilities at the date of the financial statements and the reported amounts of income and expenses during the period.  Actual results could differ from those estimates. Differences may be material.

The Company is required to make significant judgements in assessing whether there are any indicators of impairment relating to its exploration and evaluation asset. If any such indicator exists, then an impairment test is performed by management. Indicators of impairment may include (i) the period for which the entity has the right to explore in the specific area has expired during the year or will expire; (ii) substantive expenditures on further exploration for the evaluation of mineral resources in the specific area is neither budgeted nor planned; (iii) sufficient data exists to support that extracting the resources will not be technically feasible or commercially viable; and (iv) development or sale of a specific area is unlikely to recover existing exploration and evaluation asset costs. If any of these indicators are present, management would need to assess whether the exploration and evaluation asset should be impaired. There are no indicators of impairment as of December 31, 2025.

Judgment is required in assessing whether a mineral property is in the exploration and evaluation phase and should be classified as an exploration and evaluation asset or if the exploration and evaluation phase has been completed and the mineral property should be reclassified as property and equipment. We determined that although a feasibility study for the Casino Project has been completed, the Company has not yet received the necessary licenses and permits required to consider the exploration and evaluation stage to have been completed.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

3. ACCOUNTING POLICY

Summary of material accounting policies

The Company's material accounting policies are outlined below:

(i) Basis of consolidation

The Company consolidates an entity when it has power over that entity, is exposed, or has rights, to variable returns from its involvement with that entity and has the ability to affect those returns through its power over that entity. The financial statements of subsidiaries are consolidated from the date that control commences until the date that control ceases.  All significant intercompany transactions and balances are eliminated.

The consolidated financial statements of the Company include Western Copper and Gold Corp., Casino Mining Corp., and Ravenwolf Resource Group Ltd.

(ii) Presentation currency

The Company's presentation currency is the Canadian dollar ("$").  The functional currency of Western and its significant subsidiaries is the Canadian dollar.

(iii) Foreign currency translation

In preparing the financial statements of the individual entities, transactions in currencies other than the entity's functional currency ("foreign currencies") are recorded at the rates of exchange prevailing at the dates of the transactions. At each balance sheet date, foreign currency denominated monetary assets and liabilities are translated using the period end foreign exchange rate. Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction. All gains and losses on translation of these foreign currency transactions are included in the statement of loss.

(iv) Share-based payments

The Company grants stock options, restricted share units ("RSUs") and deferred share units ("DSUs") to buy common shares of the Company to directors, officers, employees and consultants.  The fair value of stock options granted by the Company is treated as compensation costs in accordance with IFRS 2 - Share-based Payments.  The fair value of stock options is calculated using the Black-Scholes option pricing model and the fair value of RSUs and DSUs are determined based on the closing price of the shares on the day of grant.  These costs are charged to the statement of loss or, if appropriate, are capitalized to the exploration and evaluation asset over the stock option vesting period with an offsetting entry to contributed surplus. The Company's allocation of share-based payments is consistent with its treatment of other types of compensation for each recipient.

If the stock options are exercised, the value attributable to the stock options is transferred to share capital.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

(v) Income taxes

Income tax expense consists of current and deferred tax expense.  Income tax expense is recognized in the statement of loss.

Current tax expense is the expected tax payable on the taxable income for the period, using tax rates enacted or substantively enacted at year end, adjusted for amendments to tax payable with regards to the previous year.

Deferred taxes are recorded using the liability method.  Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases (i.e. timing differences).  Deferred tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of loss in the period that the substantive enactment occurs.

A deferred tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

(vi) Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period.  Diluted loss per share is computed in the same way as basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of all stock options and warrants, if dilutive.

(vii) Long-lived assets

1. Exploration and evaluation asset

Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are capitalized on an individual property basis until the property is put into production, sold, abandoned, or determined to be impaired.  Administration costs and general exploration costs are expensed as incurred.  When a property is placed into commercial production, deferred costs will be depleted using the units-of-production method.

The Company classifies its mineral properties as exploration and evaluation asset until technical feasibility and commercial viability of extracting a mineral resource are demonstrable. At this point, the exploration and evaluation asset is transferred to property and equipment.  The establishment of technical feasibility and commercial viability of a mineral property is assessed based on a combination of factors, such as the extent of established mineral reserves, the results of feasibility and technical evaluations, and the status of mining leases or permits.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

Proceeds received from the sale of royalties, tax credits, or government assistance programs are recognized as a reduction in the carrying value of the related asset when the proceeds are more likely than not to be received.  If proceeds received is in excess of the carrying value of the related asset after impairment the amount received is recorded as a credit in the statement of loss in the period in which the payment is more likely than not to be received.

Although we have taken steps to verify title to mineral properties in which we have an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee our title. Property title may be subject to unregistered prior agreements or transfers, and may be affected by undetected defects.

2. Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Company. Each lease payment is allocated between the liability and finance expense. The finance expense is charged to the statements of operations over the lease period. The right-of-use asset is depreciated over the shorter of the asset's useful life or the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value of lease payments.  The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Company's incremental borrowing rate.

3. Impairment

The Company's exploration and evaluation asset is reviewed for indication of impairment at each balance sheet date in accordance with IFRS 6 - Exploration for and evaluation of mineral resources.  If any such indication exists, an estimate of the recoverable amount is undertaken.  Recoverable amount is the higher of an asset's fair value less costs of disposal and value in use ("VIU"). If the asset's carrying amount exceeds its recoverable amount then an impairment loss is recognized in the statement of loss.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects.

VIU is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal.

Impairment is normally assessed at the level of cash-generating units, which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

4. Reversal of impairment

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of amortization, if no impairment loss had been recognized.

(viii) Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, deposits in banks and highly liquid investments with an original maturity of three months or less.

(ix) Financial instruments

1. Classification and measurement

Financial instruments are recognized when the Company becomes party to a contractual obligation. At initial recognition, the Company classifies its financial instruments as one the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income ("FVTOCI"), or at amortized cost according to the financial instruments' contractual cash flow characteristics and the business models under which they are held.

Financial assets are measured at amortized cost if they are held for the collection of contractual cash flows where those cash flows solely represent payments of principal and interest. The Company's intent is to hold these financial assets in order to collect contractual cash flows and the contractual terms give rise to cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding.

The Company determines the classification of financial assets at initial recognition.  Marketable securities are instruments held for trading and are classified as fair value through profit and loss ("FVTPL").  Financial assets are measured at FVTOCI if they are held for the collection of contractual cash flows and for selling the financial assets, where the assets' cash flows represent solely payments of principal and interest. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in OCI. When the financial asset is derecognised, the cumulative gain or loss previously recognised in OCI is reclassified from equity to the statement of loss.

Financial assets are measured at FVTPL if they do not qualify as financial assets at amortized cost or FVTOCI. The Company initially recognizes these financial assets at their fair value with subsequent changes to fair values recognized in the statement of loss.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

Financial liabilities are measured at amortised cost unless they are required to be measured at FVTPL.

The Company classifies its financial instruments as follows:

Financial assets/liabilities	Classification
Cash and cash equivalents	Amortized cost
Short-term investments	Amortized cost
Marketable securities	FVTPL
Other assets	Amortized cost
Accounts payable and accrued liabilities	Amortized cost

2. Impairment of financial assets

At each reporting date, the Company assesses the expected credit loss associated with its financial assets carried at amortized cost and FVTOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.  Allowances are recognized as impairment gains or losses on the statement of loss.

3. Derecognition

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Company has transferred substantially all the risks and rewards of ownership. Financial liabilities are derecognized when, and only when, the Company's obligations are discharged, cancelled or they expire.

(x) Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the balance sheet date, taking into account the risks and uncertainties surrounding the obligation.  Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

4. ADOPTION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

Amendments to IFRS 9 and IFRS 7 - Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs and amended disclosures relating to equity instruments designated at fair value through other comprehensive income.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

The amendments are effective for annual periods beginning on or after January 1, 2026, with early application permitted.  Management is currently assessing the effect of these amendments on our financial statements.

IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements (IFRS 18), which replaces IAS 1, Presentation of Financial Statements. IFRS 18 introduces a specified structure for the income statement by requiring income and expenses to be presented into the three defined categories of operating, investing and financing, and by specifying certain defined totals and subtotals. Where company-specific measures related to the income statement are provided, IFRS 18 requires companies to disclose explanations around these measures, which are referred to as management-defined performance measures. IFRS 18 also provides additional guidance on principles of aggregation and disaggregation which apply to the primary financial statements and the notes. IFRS 18 will not affect the recognition and measurement of items in the financial statements, nor will it affect which items are classified in other comprehensive income and how these items are classified. The standard is effective for reporting periods beginning on or after January 1, 2027, including for interim financial statements. Retrospective application is required, and early application is permitted. Management is currently assessing the effect of this new standard on our financial statements.

As of December 31, 2025, there are no other IFRS or IFRIC interpretations with future effective dates that are expected to have a material impact on the Company.

5. CASH AND CASH EQUIVALENTS

A breakdown of the Company's cash and cash equivalents is as follows:

As of December 31,	2025	2024
	$	$
Cash	8,297,526	6,740,232
Cash equivalents	13,962,411	7,462,085

TOTAL	22,259,937	14,202,317

Cash equivalents is comprised of cashable guaranteed investment certificates ("GICs") with a weighted average interest rate of 2.38% and term of 81 days (December 31, 2024 - 3.54% and 60 days).

6. SHORT-TERM INVESTMENTS

As at December 31, 2025 the Company had $27,812,122 (December 31, 2024 - $52,500,000) invested in Canadian dollar denominated GICs plus total accrued interest of $461,227 (December 31, 2024 - $1,270,674). The GICs had a weighted average interest rate of 3.00% and term of 340 days (December 31, 2024 - 4.83% and 347 days). The GICs are issued by Schedule 1 chartered banks in Canada.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

7. MARKETABLE SECURITIES

As at December 31, 2025, the Company held marketable securities with an aggregate fair value of $9,660 (December 31, 2024 - $1,079,200). The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

8. EXPLORATION AND EVALUATION ASSET

a. Casino (100% - Yukon, Canada)

The Casino Project is a copper-gold porphyry deposit located in Yukon, Canada.

The Casino Property is subject to a 2.75% NSR on the claims comprising the Casino project in favour of Osisko Gold Royalties Ltd. ("Osisko Gold") pursuant to the Royalty Assignment and Assumption Agreement dated July 31, 2017 when 8248567 Canada Limited assigned to Osisko Gold all of its rights, title and interest in the 2.75% NSR.

b. Exploration and evaluation expenditures

Total
$
DECEMBER 31, 2023	110,236,198

Claims and maintenance	23,376
Engineering	868,331
Exploration and camp support	437,632
Permitting	9,674,264
Salary and wages	1,289,677
Share-based payments	161,342

DECEMBER 31, 2024	122,690,820

Claims and maintenance	38,133
Engineering	918,454
Exploration and camp support	919,095
Permitting	17,247,920
Salary and wages	1,859,164
Share-based payments	618,649

DECEMBER 31, 2025	144,292,235

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

9. SHARE CAPITAL

a. Authorized share capital

The Company is authorized to issue an unlimited number of common shares without par value and an unlimited number of preferred shares without par value.

b. Financing

On May 6, 2024, the Company completed a private placement with Rio Tinto Canada ("Rio Tinto") pursuant to Rio Tinto's subscription rights as a result of the bought deal public offering (the "Offering") completed on April 30, 2024 (see below).  Rio Tinto acquired 2,609,890 common shares of the Company at a price of $1.90 per common share for gross proceeds of $4,958,791.

On April 30, 2024, the Company completed the Offering and sold 24,210,526 common shares at a price of $1.90 per common share for gross proceeds of $45,999,999. The Company incurred $3,063,640 costs associated with the Offering.

On March 25, 2024, the Company completed a private placement with Rio Tinto pursuant to Rio Tinto's subscription rights as a result of the private placement completed on March 1, 2024 (see below).  Rio Tinto acquired 239,528 common shares of the Company at a price of $1.35 per common share for gross proceeds of $323,363.

On March 1, 2024, the Company completed a private placement with Sandeep Singh, the Company's Chief Executive Officer.  Mr. Singh purchased 2,222,222 common shares of the Company at a price of $1.35 per common share for gross proceeds of approximately $3,000,000. The Company incurred $210,162 in costs associated with the private placements.

10. WARRANTS

A summary of the Company's warrants outstanding, including changes for the periods then ended, is presented below:

	Number of warrants	Weighted average exercise price
		$

DECEMBER 31, 2024	1,500,000	0.85

Exercised	(1,500,000)	0.85

DECEMBER 31, 2025	-	-

On February 25, 2025, 1,500,000 warrants were exercised at an exercise price of $0.85 for gross proceeds of $1,275,000. The fair value of the warrants as of the date of issuance of $351,000 recorded in contributed surplus was reclassified to share capital upon exercise.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

11. EQUITY INCENTIVE PLANS

The Company has three equity incentive plans consisting of a stock option plan (the "Option Plan"), a restricted share unit plan (the "RSU Plan") and a deferred share unit plan (the "DSU Plan") (collectively the "Equity Incentive Plans"). Pursuant to the Company's annual general meeting held on June 17, 2021, it was approved that the maximum aggregate number of common shares issuable under the Equity Incentive Plans cannot exceed 10% of number of common shares issued and outstanding.  Stock Options and Share-based payments.

a. Stock Options and Share-based payments

Stock Options

Under the Option Plan, the exercise price of the stock options must be greater than, or equal to, the market value of the Company's common shares on the last trading day immediately preceding the date of grant. Stock options vest over a two year period from the date of grant unless otherwise determined by the directors. The maximum stock option term is 10 years. At December 31, 2025, the Company could issue an additional 4,159,475 stock options under the terms of the stock option plan.

A summary of the Company's stock options outstanding and the changes for the periods then ended, is presented below:

	Number of stock options	Weighted average exercise price
		$
DECEMBER 31, 2023	6,714,334	1.59

Granted	4,837,000	1.70
Exercised	(2,750,000)	1.26
Expired	(56,666)	2.12
Forfeited	(37,334)	2.05

DECEMBER 31, 2024	8,707,334	1.75

Granted	481,225	1.61
Exercised	(1,768,333)	1.67
Expired	(810,000)	1.68
Forfeited	(25,262)	1.61

DECEMBER 31, 2025	6,584,964	1.77

During the year ended December 31, 2025, the Company recognized an expense in respect of stock options of $916,749 in the statement of loss and comprehensive loss (year ended December 31, 2024 - $1,360,587). During the year ended December 31, 2025, $123,245 was capitalized (year ended December 31, 2024 - $57,154) to the exploration and evaluation asset in relation to stock options.

On June 12, 2025, 200,000 stock options were exercised by a former director of the Company. The proceeds from this exercise were settled against the cash payable pursuant to a concurrent DSU settlement (note 11c).

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

Stock options outstanding are as follows:

Stock options outstanding, by exercise price	Number of Stock options	Weighted average exercise price	Average remaining contractual life
		$	years
$1.11 - $1.41	1,000,000	1.35	3.1
$1.42 - $1.66	2,855,963	1.58	3.3
$1.67 - $2.10	1,410,001	2.05	1.6
$2.11 - $2.22	1,319,000	2.19	3.0

DECEMBER 31, 2025	6,584,964	1.77	2.85

The average share price for options exercised during the year ended December 31, 2025, was $1.67 (year ended December 31, 2024 - $1.26). Of the total stock options outstanding, 4,087,995 were vested and exercisable at December 31, 2025. The weighted average exercise price of vested stock options is $1.82 and the average remaining contractual life is 2.87 years.

Share-based payments

During the year ended December 31, 2025, the Company granted 481,225 (year ended December 31, 2024 - 4,837,000) stock options to employees, directors and consultants. The fair value of each option granted is estimated on the date of grant using the Black-Scholes option pricing model. The weighted average assumptions and resulting fair values are as follows:

Inputs and assumptions	Year ended December 31, 2025	Year ended December 31, 2024

Exercise price	$1.61	$1.70
Market price	$1.61	$1.49
Expected option term (years)	5.0	3.0
Expected stock price volatility	54.0%	47.2%
Average risk-free interest rate	3.15%	3.87%
Expected forfeiture rate	-	-
Expected dividend yield	-	-

FAIR VALUE PER OPTION GRANTED	$0.80	$0.47

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

b. Restricted Share Units

The Company granted restricted share units ("RSUs") in accordance with the RSU plan approved at the June 17, 2021 shareholders meeting. These RSUs vest in three equal tranches: Tranche one - on completion of 12 months from grant date, Tranche two - on completion of eighteen months from the grant date and Tranche three - on completion of twenty-four months from grant date.  These RSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at December 31, 2025, the Company could issue an additional 4,749,295 RSUs under the RSU Plan. A summary of the Company's RSUs outstanding and the changes for the periods then ended, is presented below:

Number of shares issued or issuable on vesting

DECEMBER 31, 2023	631,576

RSUs Granted	444,541
RSUs Converted to common shares	(267,907)
RSUs Forfeited	(152,467)

DECEMBER 31, 2024	655,743

RSUs Granted	986,682
RSUs Converted to common shares	(506,241)
RSUs Forfeited	(51,796)

DECEMBER 31, 2025	1,084,388

In relation to RSUs, the Company recognized an expense of $997,907 for the year ended December 31, 2025, (year ended December 31, 2024 - $751,312) in the statements of loss and comprehensive loss.  During the year ended December 31, 2025, $495,404 was capitalized, (year ended December 31, 2024 - $104,188) to the exploration and evaluation asset.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

c. Deferred Share Units

Only directors of the Company are eligible for deferred share units ("DSUs") and each DSU vests immediately and is redeemed upon a director ceasing to be a director of the Company.  DSUs are classified as equity-settled as these awards will be settled by issuing the shares and are valued at the market price of the Company shares on the date of grant.  As at December 31, 2025, the Company could issue an additional 3,161,818 DSUs under the DSU Plan.

Number of shares issuable

DECEMBER 31, 2023	472,600

DSUs Granted	185,700

DECEMBER 31, 2024	658,300

DSUs Granted	204,664
DSUs Exercised/Released	(369,144)

DECEMBER 31, 2025	493,820

In relation to DSUs, the Company recognized an expense of $337,451 during the year ended December 31, 2025, (year ended December 31, 2024 - $341,241) in the statements of loss and comprehensive loss.

On June 12, 2025, 197,444 deferred share units were settled by way of cash, rather than the issuance of shares. The aggregate cash payment owing of $359,348 was net against the cash proceeds receivable from a concurrent option exercise of $282,000 (Note 11a), resulting in a net cash payment to the holder of $77,348.

12. KEY MANAGEMENT COMPENSATION

The Company's key management includes its directors and officers.  The remuneration of key management was as follows:

For the year ended December 31,	2025	2024
	$	$
Salaries and director fees	2,242,570	4,134,306
Share-based payments	2,355,370	2,310,875

KEY MANAGEMENT COMPENSATION	4,597,940	6,445,181

Share-based payments represent the fair value on grant date of stock options, RSUs and DSUs previously granted to directors and officers during the periods presented above. Salaries and share-based payments for certain officers are capitalized to the exploration and evaluation asset and the balance is recognized in the statement of loss and comprehensive loss.

During the year ended December 31, 2025, the Company recorded a bonus accrual of $774,249 (2024 - $545,144), which is recorded in salaries and director fees above.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

During the year ended December 31, 2025, the Company paid fees of $33,369 to a company controlled by a director of the Company for consulting services related to permitting activities for the Casino Project. There were no such fees incurred during the year ended December 31, 2024

All related party transactions are disclosed in the above Key Management Compensation section. There were no additional related party transactions.

13. SURETY BONDING

The Company holds a surety bonding arrangement with a third-party (the "Surety") in order to satisfy bonding requirements in the Yukon Territory. The total value of the Surety is $786,777 of which $nil is collateralized on the balance sheet as at December 31, 2025 (December 31, 2024 - $nil).

14. SEGMENTED INFORMATION

The Company's operations are in one segment: the acquisition, exploration, and future development of mineral resource properties.  All interest income is earned in Canada and all assets are held in Canada.

15. SUPPLEMENTAL CASH FLOW INFORMATION

Non-cash working capital items

For the year ended December 31,	2025	2024
	$	$
Change in other assets	(60,587)	(33,351)
Change in accrued interest	809,447	(1,205,770)
Change in accounts payable and accrued liabilities related to operations	(921,562)	860,816

CHANGE IN NON-CASH WORKING CAPITAL ITEMS	(172,702)	(378,305)

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

16. INCOME TAXES

a. Rate reconciliation

The income tax expense or recovery reported by the Company differs from the amounts obtained by applying statutory rates to the loss and comprehensive loss.  A reconciliation of the income tax provision computed at statutory rates to the reported income tax provision is provided below:

For the year ended December 31,	2025	2024

Statutory tax rate	27.00%	27.00%

Loss before taxes	3,119,762	6,921,830

Income tax recovery calculated at statutory rate	842,000	1,869,000

Non-deductible expenditures	(724,000)	(658,000)
Impact of share issuance costs	-	884,000
Unrecognized deferred tax assets	118,000	(5,267,000)
Adjustment of prior year tax estimates and other	(236,000)	3,172,000

INCOME TAX	-	-

b. Deferred income tax asset and liabilities

The approximate tax effect of each item that gives rise to the Company's unrecognized deferred tax assets and liabilities are as follows:

As at December 31,	2025	2024
	$	$
Deferred income tax assets:
Property, plant and equipment	135,000	243,000
Investment tax credits	340,000	340,000
Non-capital losses	5,576,000	5,557,000
Other items	61,000	-

DEFERRED TAX ASSET	6,112,000	6,140,000

Deferred income tax liabilities:
Exploration and evaluation assets	(6,048,000)	(6,047,000)
Marketable securities	-	(93,000)
Other	(64,000)	-

DEFERRED TAX LIABILITY	(6,112,000)	(6,140,000)

NET DEFERRED INCOME TAX LIABILITY	-	-

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

c. Deductible temporary differences

The Company has the following deductible temporary differences for which no deferred tax assets have been recognized:

As at December 31,	2025	Expiry dates	2024
	$		$

Non-capital losses	21,694,000	2030 - 2045	20,627,000
Property, plant and equipment	996,000	No expiry	659,000
Share issuance costs	2,086,000	2045 - 2049	3,114,000
Investment tax credits	2,714,000	2026 - 2030	3,041,000
Marketable securities	116,000	No expiry	-
Other	11,000	No expiry	-

TOTAL	27,617,000		27,441,000

d. Non-capital losses

The Company has incurred non-capital losses that may be carried forward and used to reduce taxable income of future years. These losses totaled $42.3 million as at December 31, 2025 (2024 - $41.2 million) and will expire between 2030 and 2045.

17. COMMITMENTS

The Company entered into a lease agreement for an office space on November 19, 2025, however had not taken possession as of December 31, 2025, as the premise was not available for use. Accordingly, no right-of-use asset or lease liability was recognized in these consolidated financial statements. The lease will be recognized upon commencement in 2026. As of December 31, 2025, the undiscounted future lease payments relating to this lease were $738,737.

18. CAPITAL MANAGEMENT

The Company considers capital to be equity composed of share capital, contributed surplus, and deficit.  It is the Company's objective to safeguard its ability to continue as a going concern so that it can continue to explore and develop mineral resource properties.

The Company monitors its cash position on a regular basis to determine whether sufficient funds are available to meet its short-term and long-term corporate objectives, and makes adjustments to its plans for changes in economic conditions, capital markets and the risk characteristics of the underlying assets.

To maintain its objectives, the Company may attempt to issue new shares, seek debt financing, acquire or dispose of assets or change the timing of its planned exploration and development projects.  There is no assurance that these initiatives will be successful.

There was no change in the Company's approach to capital management during the period.  Western has no debt and does not pay dividends. The Company is not subject to any externally imposed capital restrictions.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

19. FINANCIAL INSTRUMENT RISK

The Board of Directors has overall responsibility for the establishment and oversight of the Company's risk management framework.  The Company has exposure to liquidity, credit, and market risk from the use of financial instruments.  Financial instruments consist of cash and cash equivalents, short-term investments, marketable securities, certain other assets, and accounts payable and accrued liabilities.

a. Fair value information

As at December 31, 2025, the carrying amounts of cash and cash equivalents, short-term investments, marketable securities and accounts payable and accrued liabilities are considered to be reasonable approximations of their fair values due to the short-term nature of these instruments. The fair value of the marketable securities is determined by reference to published price quotations in an active market (classified as level 1 in the fair value hierarchy).

b. Management of financial risks

(i) Liquidity risk

Liquidity risk is the risk that the Company will be unable to meet its financial obligations as they come due.  The Company uses cash forecasts to ensure that there is sufficient cash on hand to meet short-term business requirements.  Cash is invested in redeemable GICs, which are highly liquid investments and available to discharge obligations when they come due.  The Company does not maintain a line of credit.

(ii) Credit risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and short-term investments.  These financial instruments are at risk to the extent that the institutions issuing or holding them cannot redeem amounts when they are due or requested.  To limit its credit risk, the Company uses a restrictive investment policy.  Cash and cash equivalents and short-term investments are held with high quality financial institutions.  Substantially all cash and cash equivalents and short-term investments held with financial institutions exceeds government-insured limits. We have established credit policies that seek to minimize our credit risk by entering into transactions with investment grade credit worthy and reputable financial institutions.  The carrying amount of financial assets, other than marketable securities, recorded in the financial statements represents Western's maximum exposure to credit risk.

(iii) Market risk

The Company is exposed to market risk because of the fluctuating values of its publicly traded marketable securities. The Company has no control over these fluctuations and does not hedge its investments. Marketable securities are adjusted to fair value at each balance sheet date.  A 10% fluctuation in value of its publicly traded marketable securities rate would have a minimal impact on the Company's loss and comprehensive loss.

Western Copper and Gold Corporation
Notes to the Consolidated Financial Statements
For the year ended December 31, 2025 and 2024
(Expressed in Canadian dollars)

(iv) Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The Company's financial assets and liabilities are not exposed to interest rate risk due to their short-term nature and maturity. Cash and equivalents and short-term investments are subject to fixed interest rates. The Company is not subject to interest rate risk.

20. SUBSEQUENT EVENT

On February 26, 2026, the Company completed a bought deal public offering (the "Offering") of 22,169,125 common shares of the Company at a price of $4.15 per common share for gross proceeds of $92,001,869. In connection with the Offering, the Company paid the underwriters a cash commission of $4,587,830, equal to 5.0% of the gross proceeds, other than on sales of an aggregate of 1,098,500 common shares to purchasers on a president's list.